Exhibit 99.1

IsoEnergy and Purepoint Confirm Uranium Discovery In Initial Drilling at the Dorado Joint Venture Project

TORONTO, July 8, 2025 /CNW/ - IsoEnergy Ltd. (NYSE American: ISOU) (TSX: ISO) ("IsoEnergy") and Purepoint Uranium Group Inc. (TSXV: PTU) (OTC: PTUUF) ("Purepoint") are pleased to announce a highly encouraging start to the inaugural drill program at their 50/50 Dorado project ("Dorado" or the "Project'"), located in Saskatchewan's world-class Athabasca Basin (Figure 1). Initial drilling at the Q48 target on the Project, completed by Purepoint as the operator of the program, intersected uranium mineralization in two holes, with downhole gamma probe readings up to 79,800 counts per second (CPS). The intercepts occur within strongly altered basement rocks -suggesting an active uranium-bearing hydrothermal system.

Highlights

•	Initial drillholes at the Q48 target, located in the southern portion of the Project, have intersected uranium mineralization, confirming the zone as a significant uranium-bearing structure. (Figure 2).
•	Drillholes PG25-04 and PG25-05 intersected a steeply dipping, north-south trending mineralized structure at vertical depths of 60 and 20 metres below the unconformity, respectively.
•	Radioactivity readings from downhole probe measurements averaged 11,050 cps over 3.7 metres with a maximum of 74,800 in PG25-04, and 27,750 over 2.3 metres with a maximum of 79,800 in PG25-05 (See Table 1 for full details).
•	Mineralization is hosted within strongly clay-altered basement rocks - considered key indicators of a uranium-bearing hydrothermal system consistent with known Athabasca-style deposits.
•	Q48 was originally highlighted as a high-priority target based on historic drilling that encountered structurally disrupted, altered basement rocks with weak radioactivity, and further confirmed in 2022 by IsoEnergy's identification of brittle faults, shearing, and alteration along the conductive trend.
•	A third follow-up hole is underway to further track the mineralized structure along the Q48 conductive corridor to the northeast. Approximately 5,400 metres in 18 drill holes are planned for the Project in 2025.

"This is exactly the kind of start we were aiming for. These early results suggest we're on the trail of something meaningful." said Chris Frostad, President and CEO at Purepoint. "These initial hits speak to the quality of the target and the systematic approach our team is taking to uncover its potential. We're moving quickly to follow up on these encouraging results as drilling continues."

Philip Williams, CEO and Director of IsoEnergy commented, "Our JV projects was created to focus exploration where we see real discovery potential. This exploration success reinforces the strength of our partnership with Purepoint. By combining deep Basin experience with a focused, well-funded program, we believe we've positioned Dorado for continued success through a disciplined exploration effort. It's exciting to see that approach already delivering promising results."

DDHs PG25-04 and PG25-05

Drill hole PG25-04 targeted the Q48 conductor (Figure 1) approximately 800 metres northwest of IsoEnergy's 2022 drilling (Figure 2). The drill hole was collared with a dip of -60 degrees and encountered Athabasca sandstone to a depth of 321 metres. Clay altered granitic gneiss and pegmatites were drilled to 393 metres then garnet-rich pelitic gneiss, with local pyrite and graphite, was drilled to the completion depth of 489 metres. The reddish-brown altered radioactive gouge seams were hosted by a chloritized pegmatite (Figure 3) and returned an average of 64,220 cps over 0.4 metres (Table 1).

Hole PG25-05 was collared using the same azimuth as PG25-04 and intercepted the radioactive structure approximately 40 metres up-dip of that hole. The hole encountered the unconformity at 309 metres, clay altered granitic gneiss and pegmatites to 371 metres, then garnet-rich pelitic gneiss, locally with pyrite and graphite, to the completion depth of 498 metres. The central mineralized structure was hosted in a sheared / brecciated reddish-brown altered granitic gneiss (Figure 4) and returned an average of 75,660 cps over 0.4 metres.

Table 1: Downhole Gamma Results of Drill Holes PG25-04 and PG25-05

Hole ID	From (m)	To (m)	Length (m)	Avg. cps	Max. cps
PG25-04	248.7	249.4	0.7	660	1,010
	366.0	367.0	1.0	690	810
	374.5	275.4	0.9	810	1,050
	383.7	387.4	3.7	11,050	74,800
Includes	384.7	385.1	0.4	64,220
PG25-05	296.7	297.7	1.0	790	960
	325.0	327.3	2.3	27,750	79,800
Includes	326.1	326.5	0.4	75,660
	328.8	329.8	1.0	730	1,000
	395.8	396.3	0.5	1,770	2,680
Note: Mt. Sopris 2PGA probe used to record downhole gamma readings

Q48 Zone

The Q48 zone lies within the southern portion of the Project and is characterized by a steeply dipping, north-south trending conductive package identified through geophysical surveys. Historic drilling in the area intersected strongly altered and structurally disrupted rocks at the unconformity and in the basement, including garnetiferous pelitic gneiss, graphitic pelitic gneiss, and semipelite, with local weak radioactivity and zones of intense clay alteration. These results, combined with the geophysical response, highlighted Q48 as a highly prospective but underexplored target.

Drilling by IsoEnergy in 2022 confirmed that the conductive trend at Q48 hosts structure, shearing, and alteration, characteristics of uranium-bearing hydrothermal systems in the Athabasca Basin. The current program is designed to systematically follow-up and fully test the Q48 conductive corridor.

104°20'0"W
104°0'0"W
58°40'0"N
58°30'0"N
104°20'0"W
104°0'
YT
NT
NU
BC
AB
SK
MB
ON
U.S.
Waterfound River
Fond du Lac River
Edge of Athabasca Basin
RL13-16 - Denison
1.52% U_3O_8 over 0.15 m
IsoEnergy Ltd.
Hurricane Deposit
48.61 MM lbs U_3O_8 @ 34.5%
*indicated resource
Larocque Lake - Cameco
29.9% U_3O_8 over 7.0 m
Alligator Showing - Orano
3.80% U_3O_8 over 10.5 m
Murphy Lake
0.25% U_3O_8 over 6.0 m
HL-89
0.17% U_3O_8 over 0.2 m
HL-50
2.3% U_3O_8 over 0.6 m
HL-48
0.18% U_3O_8 over 0.6 m
HL-76
0.65% U_3O_8 over 0.1 m
Q48 Target Area
Legend
Uranium Showing
Conductor
Larocque Trend
Road
Conductive Corridor
Dorado Project
Purepoint Uranium Group Inc.
IsoEnergy
Dorado JV Project
0 2.5 5 10 km
Nad83/UTM Zone 13N
Purepoint Uranium Group Inc.

Figure 1: Location of the Larocque Trend, host to the high-grade Hurricane deposit and multiple high-grade uranium occurrences within the newly formed Project. The Q48 Target Area, priority focus for the 2025 drill program is highlighted. * See Qualified Person Statement below. (CNW Group/IsoEnergy Ltd.)

546000
548000
550000
552000
6480000
6478000
6476000
6474000
6472000
Resistivity
HL-39
HL-31
HL-30
HL-65
S-106226
S-107288
MC00012459
HL-66
GG18-16
Q48-002
Q48-001
GG22-32
Line 0000S
Q48-003
PG25-03
Line 0800S
S-104950
PG25-06 (In Progress)
PG25-05
PG25-04
Line 1600S
GG22-35
GG22-34
GG22-33
Line 2400S
Line 3200S
Line 4000S
Tilt (Radians)
2025 Drill Holes
2018-2022 Drill Holes
Historical Drill Holes
2022 Fixed-loop TEM Survey Lines
Electromagnetic (EM) Conductors
Purepoint Uranium Group Inc.
IsoEnergy
Dorado JV Project
Q48 Target
Location Map of 2025 Drill Program
Background is Tilt Magnetic
0 250 500 1,000 1,500 m
NAD83 / Zone 13N
Purepoint Uranium Group Inc.

Figure 2: Location Map of 2025 Drill Program at Q48 Target Area (CNW Group/IsoEnergy Ltd.)

Figure 3: PG25-04 Mineralization (CNW Group/IsoEnergy Ltd.)

Figure 4: PG25-05 Mineralization (CNW Group/IsoEnergy Ltd.)

About the Dorado Project

Dorado is the flagship project of the IsoEnergy-Purepoint 50/50 joint venture, a partnership encompassing more than 98,000 hectares of prime uranium exploration ground. The Project includes the former Turnor Lake, Geiger, Edge, and Full Moon properties, all underlain by graphite-bearing lithologies and fault structures favorable for uranium deposition.

Recent drilling by IsoEnergy east of the Hurricane Deposit has intersected strongly elevated radioactivity in multiple holes. The anomalous radioactivity confirms the continuity of fertile graphitic rock package and further highlights the opportunity for additional high-grade discoveries across the region.

The shallow unconformity depths across the Dorado property - typically between 30 and 300 metres - allow for highly efficient drilling and rapid follow-up on results.

IsoEnergy Ltd.
Purepoint Uranium Group Inc.
550000E m
0 5 10
Kilometers
IsoEnergy Ltd.
Hurricane Deposit
48.61 MM lbs U_3O_8 @ 34.5%
*indicated resource
CAN
U.S.
NAD 83 Zone 13N
6500000N m
6450000N m
Dorado Project
Aurora Project
Highway 905
McClean Lake
Eagle Point
Collins Bay
Points North Landing
Rabbit Lake
Celeste Block
Cigar Lake
Development
Advanced Exploration
Active or Depleted Uranium Mine
Uranium Mill
Road
Athabasca Basin
JV Project Areas
Aurora Project
Celeste Block
Dorado Project

Figure 5: IsoEnergy and Purepoint Uranium Joint Venture including, Dorado Project, Aurora Project and Celeste Block. * See Qualified Person Statement below. (CNW Group/IsoEnergy Ltd.)

Gamma Logging and Geochemical Assaying

A Mount Sopris 2PGA-1000 downhole total gamma probe was utilized for radiometric surveying. The total gamma results provided in Table 1 were selected using a cutoff of 500 cps over a 0.5 metre width. All drill intercepts are core width and true thickness is yet to be determined.

Core samples are submitted to the Saskatchewan Research Council (SRC) Geoanalytical Laboratories in Saskatoon. The SRC facility is ISO/IEC 17025:2005 accredited by the Standards Council of Canada (scope of accreditation #537). The samples are analyzed for a multi-element suite using partial and total digestion inductively coupled plasma methods, for boron by Na2O2 fusion, and for uranium by fluorimetry.

Qualified Person Statement

The scientific and technical information contained in this news release relating to IsoEnergy and Purepoint was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Exploration and Scott Frostad BSc, MASc, P.Geo., Purepoint's Vice President, Exploration, who are "Qualified Persons" (as defined in NI 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101")).

For additional information with respect to the current mineral resource estimate for IsoEnergy's Hurricane Deposit, please refer to the Technical Report prepared in accordance with NI 43-101 entitled "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" dated August 4, 2022, available under IsoEnergy's profile at www.sedarplus.ca.

This news release refers to properties other than those in which IsoEnergy and Purepoint have an interest. Mineralization on those other properties is not necessarily indicative of mineralization on the Joint Venture properties.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource. IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

About Purepoint

Purepoint Uranium Group Inc. (TSXV: PTU) (OTCQB: PTUUF) is a focused explorer with a dynamic portfolio of advanced projects within the renowned Athabasca Basin in Canada. Highly prospective uranium projects are actively operated on behalf of partnerships with industry leaders including Cameco Corporation, Orano Canada Inc. and IsoEnergy Ltd.

Additionally, the Company holds a promising VMS project currently optioned to and strategically positioned adjacent to and on trend with Foran Mining Corporation's McIlvenna Bay project. Through a robust and proactive exploration strategy, Purepoint is solidifying its position as a leading explorer in one of the globe's most significant uranium districts.

www.isoenergy.ca

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this Press release.

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". This forward-looking information may relate to additional planned exploration activities for 2025, including the timing thereof and the anticipated results thereof; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, that planned exploration activities are completed as anticipated; the anticipated costs of planned exploration activities, the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Joint Venture's planned activities will be available on reasonable terms and in a timely manner. Although each of IsoEnergy and Purepoint have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy and Purepoint with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy and Purepoint, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include but are not limited to the following: the inability of the Joint Venture to complete the exploration activities as currently contemplated; uncertainty of additional financing; no known mineral resources or reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of technical work programs and technical and economic assessments being different than anticipated; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions. Other factors which could materially affect such forward-looking information are described in the risk factors in each of IsoEnergy's and Purepoint's most recent annual management's discussion and analyses or annual information forms and IsoEnergy's and Purepoint's other filings with the Canadian securities regulators which are available, respectively, on each company's profile on SEDAR+ at www.sedarplus.ca. IsoEnergy and Purepoint do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For more information, please contact: IsoEnergy Ltd., Philip Williams, CEO and Director, (833) 572-2333, info@isoenergy.ca; Purepoint Uranium Group Inc., Chris Frostad, President & CEO, Phone: (416) 603-8368, Email: cfrostad@purepoint.ca

CO: IsoEnergy Ltd.

CNW 06:30e 08-JUL-25